Filed pursuant to Rule 424(b)(3)
Registration No. 333-158578

PROSPECTUS

MAIDEN HOLDINGS, LTD.

11,700,000 COMMON SHARES

This prospectus relates to the resale from time to time of up to 11,700,000 common shares by the selling shareholders described in this prospectus.  We will not receive any proceeds from the sale of these shares by the selling shareholders.  We are registering these shares so that the selling shareholders may sell them from time to time in the public market, in amounts, at prices and on terms determined by them at the time of their offerings.  The selling shareholders may sell these shares through ordinary brokerage transactions, directly to market makers of our shares or through any other means described in the section entitled “Plan of Distribution” below.

Our common shares are quoted on the NASDAQ Global Select Market under the symbol “MHLD.”  On April 14, 2009, the reported closing price per share of our common shares was $4.46.

You should read this prospectus carefully before you invest.  Investing in these securities involves significant risks.  See “Risk Factors” beginning on page 3 of this prospectus and as they appear in our reports filed with the Securities and Exchange Commission from time to time.

Neither the Securities and Exchange Commission, any state securities commission, the Registrar of Companies in Bermuda nor the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 28, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus incorporates by reference important information.  You may obtain the information incorporated by reference without charge by following the instructions under “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” appearing below before deciding to invest in our shares.

References in this prospectus to “we”, “us” and “our” are to Maiden Holdings, Ltd. and its subsidiaries.

You should rely only on the information contained or incorporated by reference in this prospectus.  Neither we nor the selling shareholders have authorized anyone to provide you with different information.  If anyone provides you with different or inconsistent information, you should not rely on it.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or the time of any sale of our common shares under this prospectus.  Our business, financial condition, results of operations and prospects may have changed since such date.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.  Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement.  Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

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PROSPECTUS SUMMARY

The following is only a summary of some of the information contained or incorporated by reference in this prospectus which we believe to be important.  We have selected highlights of material aspects of our business to be included in this summary.  We urge you to read this entire prospectus, including the information incorporated by reference in this prospectus.  Investing in our common shares involves risks.  You should carefully consider the information below provided under the heading “Risk Factors,” in this prospectus and under that heading in our reports filed with the SEC from time to time.

Business

We are a Bermuda-based holding company formed in June 2007 to provide reinsurance solutions, products and services to U.S. and European insurance companies that specialize in products offering coverage at low limits or insuring risks that are believed to be low hazard, predictable and generally not susceptible to catastrophe claims. We have operations in Bermuda and the U.S. We provide innovative reinsurance business solutions for such insurance companies to enable them to improve their capacity and ability to deliver and market their products and services.

On October 31, 2008, we acquired the reinsurance operations of GMAC Insurance from GMACI Holdings, LLC (“GMACI”), including a book of assumed reinsurance business. As part of the transaction, the Company’s wholly owned subsidiary, Maiden Holdings North America, Ltd. (“Maiden NA”), acquired GMAC RE LLC (“GMAC RE”), a reinsurance managing general agent writing business on behalf of Motors Insurance Corporation (“Motors”) and the renewal rights for the business written through GMAC RE. GMAC RE was subsequently renamed Maiden Re Insurance Services, LLC (“Maiden Re”). In connection with the transaction, Maiden NA also entered into stock purchase agreements to acquire insurance companies, GMAC Direct Insurance Company (“GMAC Direct”) and Integon Specialty Insurance Company (“Integon”). The acquisition of GMAC Direct was consummated on December 23, 2008 and it was renamed Maiden Reinsurance Company (“Maiden Reinsurance”) on February 2, 2009. Regulatory approval for the acquisition of Integon is pending. In conjunction with the GMAC Acquisition, on October 31, 2008, Maiden Insurance and Motors entered into a Portfolio Transfer and Quota Share Reinsurance Agreement under which Maiden Insurance reinsured (i) all of the existing contracts written by GMAC RE pursuant to a loss portfolio transfer, and (ii) contracts written pursuant to a fronting arrangement with Motors. The acquisition of GMAC RE, GMAC Direct and Integon and the renewal rights to GMACI’s reinsurance business and the loss portfolio and quota share reinsurance transaction with Motors is referred to as the “GMAC Acquisition”.

Before the GMAC Acquisition, all reinsurance was underwritten in our wholly owned subsidiary, Maiden Insurance Company, Ltd. (“Maiden Insurance”). Maiden Insurance does not underwrite any primary insurance business. We may on occasion, make strategic investments in some of our clients in order to enable those clients to expand their business and the amount of business they do with us. We do not currently hold such investments.

As a result of the GMAC Acquisition, the Company can also underwrite reinsurance through Maiden Reinsurance. Following the acquisition of Integon, the Company will underwrite primary insurance on a surplus lines basis through Integon.

Our founding shareholders, Michael Karfunkel, George Karfunkel and Barry Zyskind (the “Founding Shareholders”), are the majority shareholders of AmTrust Financial Services, Inc. (“AmTrust”) (NASDAQ: AFSI), a multinational insurance holding company that offers workers’ compensation and property and casualty coverages for small businesses, extended warranty coverages for consumer and commercial goods and other specialty insurance products. Michael Karfunkel is the Chairman of the Board of Directors, George Karfunkel is a director, and Barry Zyskind is the President, Chief Executive Officer and a director of AmTrust. We were formed to take advantage of the opportunity to partner with AmTrust and opportunities to partner with insurers, like AmTrust, that focus on specialty insurance markets in which they have developed expertise.

Recent Developments

In April 2009, Maiden learned that Bentzion S. Turin, our and Maiden Insurance's former Chief Operating Officer, General Counsel and Secretary, sent a letter to the U.S. Department of Labor claiming that his employment with us was terminated in retaliation for corporate whistleblowing in violation of the whistleblower protection provisions of the Sarbanes-Oxley Act of 2002.  Mr. Turin alleged concerns regarding corporate governance with respect to negotiation of the terms of our January 2009 trust preferred offering and seeks reinstatement as our and Maiden Insurance's Chief Operating Officer, General Counsel and Secretary, back pay and legal fees incurred.  Maiden believes that it had ample reason for terminating such employment for good and sufficient legal cause, and Maiden believes that the claim is without merit and intends to vigorously defend this claim.

Our principal executive office is located at 48 Par-la-Ville Road, Suite 1141, Hamilton HM 11, Bermuda and our telephone number is (441) 292-7090.  Our web site address is www.maiden.bm.  Unless specifically incorporated by reference, information contained in our web site is not a part of this prospectus.

The Offering

Background
In January 2009, we completed a private placement of 260,000 units (the “Units”), each Unit consisting of $1,000 principal amount of capital securities (the “Trust Preferred Securities”) of Maiden Capital Financing Trust (the “Trust”), a trust established by Maiden NA, and 45 common shares of Maiden Holdings, Ltd.  Pursuant to the purchase agreement we entered into with the purchasers in connection with the private placement, we agreed to file a registration statement, of which this prospectus is a part, with the SEC to register the resale of our common shares by the purchasers and their transferees.

Common shares offered by the selling
shareholders	Up to 11,700,000 shares

Use of proceeds	We will not receive any proceeds from the sale of the common shares by the selling shareholders.

NASDAQ Global Select Market symbol	MHLD

RISK FACTORS

You should carefully consider the risk factors set forth under “Risk Factors” included in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2008, which are incorporated by reference in this prospectus.  Any of those risks could materially and adversely affect our business, financial condition or results of operations. While those risks are all of the material risks currently known to us, additional risks and uncertainties either not currently known to us or that we currently view to be immaterial could also materially and adversely affect our business, financial condition or results of operations.  If any risks materially and adversely affect our business, financial condition or results of operations, the trading price of our common shares could decline and you may lose all or part of your investment.

WARNING REGARDING
FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it include forward-looking statements. Forward-looking statements are not statements of historical fact and reflect our views and assumptions as of the date of this prospectus regarding future events and operating performance. Because we have a very limited operating history, many statements relating to us and our business, including statements relating to our competitive strengths and business strategies, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may, but are not necessary to, identify forward-looking statements.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those incorporated by reference under “Risk Factors” above.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from our projections. Any forward-looking statements you read in this prospectus reflect our current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to, among other things, our operations, results of operations, growth strategy and liquidity. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable law.

USE OF PROCEEDS

The net proceeds from the disposition of the shares covered by this prospectus will be received by the selling shareholders.  We will not receive any proceeds from the disposition of the shares.

SELLING SHAREHOLDERS

In January 2009, we completed a private placement of 260,000 Units, each Unit consisting of $1,000 principal amount of Trust Preferred Securities of Maiden Capital Financing Trust, a trust established by Maiden NA, and 45 common shares of Maiden Holdings, Ltd.  Pursuant to the purchase agreement we entered into with the purchasers in connection with the private placement, we agreed to file with the SEC a registration statement, of which this prospectus is a part, to register the resale of our common shares by the purchasers and their transferees.

Set forth below is the following information regarding the beneficial ownership of our common shares by the selling shareholders:  (i) the name of each selling shareholder; (ii) the number of common shares owned by each selling shareholder as of April 7, 2009; (iii) the number of shares being offered pursuant to this prospectus; (iv) the number of common shares expected to be owned by each selling shareholder upon completion of this offering, assuming all shares offered hereby are sold; and (v) the percentage of our outstanding common shares expected to be owned by each selling shareholder upon completion of this offering, assuming all shares offered hereby are sold.

We have prepared this table using information furnished to us by the selling shareholders or their representatives or included in the selling shareholders’ filings with the SEC. For purposes of this table, beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to common shares, as well as any common shares as to which the selling shareholder has the right to acquire beneficial ownership within 60 days of April 7, 2009, through the exercise or conversion of any stock options, warrants, convertible debt or otherwise.  Unless otherwise indicated below, to our knowledge, the selling shareholders have sole voting and investment power with respect to their common shares.  The inclusion of any shares in the table does not constitute an admission of beneficial ownership by the persons named therein.

Our registration of the common shares does not mean that the selling shareholders identified below will sell all or any of these securities.  Furthermore, the selling shareholders may have sold, transferred or disposed of a portion of their common shares in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), since the date on which we filed this prospectus.

	Shares Owned Prior to the	Shares Being Offered	Shares Owned upon Completion of this Offering (2)(3)
Name (1)	Offering	Hereby	Number	Percent
Bay Pond Investors (Bermuda) L.P. (4)	1,663,300	139,500	1,523,800	2.2%
Bay Pond Partners, L.P. (4)	3,509,000	445,500	3,063,500	4.4%
First Opportunity Fund, Inc. (4)	555,900	72,000	483,900	*
The George Karfunkel 2007 Grantor Retained Annuity Trust #1 (5)	1,798,515	1,798,515	0	*
The George Karfunkel 2007 Grantor Retained Annuity Trust #2 (5)	1,798,515	1,798,515	0	*
Ithan Creek Master Investors (Cayman) L.P. (4)	297,000	297,000	0	*
Kensico Associates LP (6)	2,116,055	790,155	1,325,900	1.9%
Kensico Offshore Fund Master, Ltd. (6)	2,132,298	700,380	1,431,918	2.0%
Kensico Offshore Fund II Master, Ltd. (6)	601,735	198,135	403,600	*
Kensico Partners LP (6)	1,508,003	561,330	946,673	1.3%
The Michael Karfunkel 2005 Grantor Retained Annuity Trust (7)	5,500,470	3,557,970	1,942,500	2.8%
Park West Investors Master Fund, Limited (8)	2,770,932	526,140	2,244,792	3.2%
Park West Partners International, Limited (8)	820,318	148,860	671,458	*
Prism Partners I, L.P. (9)	54,000	54,000	0	*
Prism Partners III Leveraged L.P. (9)	198,000	198,000	0	*
Prism Partners IV Leveraged Offshore Fund (9)	198,000	198,000	0	*
Wolf Creek Investors (Bermuda) L.P. (4)	150,600	108,000	42,600	*
Wolf Creek Partners, L.P. (4)	427,300	108,000	319,300	*

*	Less than 1%.

(1)
Throughout this prospectus, when we refer to the “selling shareholders,” we mean the persons listed in the table above, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling shareholders’ interests.

(2)	Percentages are based upon 70,287,664 common shares that were outstanding as of April 7, 2009.

(3)	Assumes the sale of all shares covered by this prospectus.

(4)
Wellington Management Company, LLP, a registered investment advisor under the Investment Advisers Act of 1940, serves as investment advisor for this selling shareholder and has investment and voting control over the shares held by this selling shareholder.

(5)
George Karfunkel has investment and voting control over the shares held by this selling shareholder.  Information regarding Mr. Karfunkel’s beneficial ownership of additional common shares is set forth below.

(6)
Kensico Capital Management serves as investment manager for this selling shareholder.  Thomas Coleman and Michael Lowenstein serve as Co-Presidents of Kensico Capital Management and have investment and voting control over the shares held by this selling shareholder.

(7)
Michael Karfunkel serves as trustee of this selling shareholder and has investment and voting control over the shares held by this selling shareholder.  Information regarding Mr. Karfunkel’s beneficial ownership of additional common shares is set forth below.

(8)
Park West Asset Management LLC serves as investment manager for this selling shareholder.  Peter S. Park is the sole member and manager of Park West Asset Management LLC and has investment and voting control over the shares held by this selling shareholder.

(9)
Weintraub Capital Management serves as investment manager for this selling shareholder.  Jerald M. Weintraub is manager of Weintraub Capital Management and has investment and voting control over the shares held by this selling shareholder.

Michael Karfunkel, who beneficially owns the shares held by The Michael Karfunkel 2005 Grantor Retained Annuity Trust, and George Karfunkel, who beneficially owns the shares held by The George Karfunkel 2007 Grantor Retained Annuity Trust #1 and The George Karfunkel 2007 Grantor Retained Annuity Trust #2, are two of our Founding Shareholders.

We were formed in June 2007. In connection with our formation and capitalization, we issued 2,600,000 common shares to each of Michael Karfunkel and George Karfunkel (the “Founder Shares”) in consideration of their investment in us.   In connection with our formation and capitalization, we also issued 10-year warrants to each of Michael Karfunkel and George Karfunkel to purchase up to an additional 1,350,000 common shares each.  As of March 31, 2009, the shares held or controlled by each of Michael Karfunkel and George Karfunkel, including the shares set forth in the table above, together with the shares issuable upon exercise of their respective warrants, represent 15% and 10.5%, respectively, of our outstanding common shares assuming the exercise of all warrants.  Michael Karfunkel disclaims beneficial ownership of the 3,892,130 common shares that he holds indirectly as a trustee of the Hod Foundation, a charitable foundation organized by Michael Karfunkel.  George Karfunkel disclaims beneficial ownership of the 741,453 common shares that he holds indirectly as a trustee of the Chesed Foundation, a charitable foundation organized by George Karfunkel.  Their warrants will expire 10 years from the date of issuance. To the extent Michael Karfunkel and George Karfunkel exercise all or part of their warrants, our common shares issued upon such exercise will be subject to “lock-up” restrictions preventing transfer by them of any such shares for three years from the date of issuance of such warrants.

Pursuant to a registration rights agreement dated July 3, 2007 with our Founding Shareholders, we registered Michael Karfunkel’s and George Karfunkel’s Founder Shares (in each case excluding shares issuable upon exercise of their warrants) pursuant to a registration statement as initially filed with the SEC on September 17, 2007, subsequently amended and declared effective May 6, 2008 and deregistered on July 22, 2008.  The registration rights under the agreement are subject to certain conditions and limitations and include, subject to certain limitations, the right to participate in future registered offerings of our common shares and the right to request on not more than two occasions that we register a portion or all of their Founder Shares. We are generally required to bear all of the expenses of the registration, except underwriting discounts and selling commissions. We agreed to indemnify Michael Karfunkel and George Karfunkel for certain violations of U.S. federal or state securities laws in connection with any registration statement filed pursuant to these registration rights under which they sell their Founder Shares.

Michael Karfunkel and George Karfunkel are the Chairman of the Board of Directors and a Director of AmTrust, respectively. Mr. Zyskind, our chairman of the Board and other Founding Shareholder, is the son-in-law of Michael Karfunkel.  Mr. Zyskind is also the President, Chief Executive Officer and a director of AmTrust. As of March 31, 2009, the Founding Shareholders own or control approximately 59.7% of the outstanding shares of AmTrust.  One of our directors, Yehuda L. Neuberger, is the son-in-law of George Karfunkel.

Since our formation, we have had extensive business relationships with AmTrust and continue to be dependent on it and its subsidiaries for a substantial portion of our business.  See “Certain Relationships and Related Transactions” in our Definitive Proxy Statement on Schedule 14A as filed on April 6, 2009.

Our transfer agent, American Stock Transfer & Trust Company, was formerly controlled by Michael Karfunkel and George Karfunkel, both of whom remain officers of American Stock Transfer & Trust Company.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling shareholders, which as used herein includes pledgees, donees, assignees, transferees, or other successors-in-interest selling common shares or interests in common shares received after the date of this prospectus from the selling shareholders as a gift, pledge, partnership distribution or other transfer.  The selling shareholders may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares or interests in common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

To the extent the selling shareholders gift, pledge or otherwise transfer the shares offered hereby, their transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling shareholders under this prospectus.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•	through underwriters, broker-dealers or agents;

•	directly to a limited number of purchasers or to a single purchaser;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If underwriters are used in the sale of any shares, the shares may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.  The shares may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the shares will be subject to certain conditions precedent. The underwriters will be obligated to purchase all of the shares if they purchase any of the shares (other than any shares purchased upon exercise of any over-allotment option).  In addition, underwriters may be used to sell shares on a best efforts basis.

The selling shareholders may sell the shares through agents from time to time.  Generally, any agent will be acting on a best efforts basis for the period of its appointment.

Underwriters or agents may purchase and sell the shares in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids.  Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate members or certain dealers if they repurchase the shares in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the shares are traded, in the over-the-counter market or otherwise.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successor in interest as selling shareholders under this prospectus.

In connection with the sale of our common shares or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume.  The selling shareholders may also sell our shares short and deliver these securities to close out their short positions, or loan or pledge the shares to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the price at which they sell the common shares less discounts or commissions, if any.  The selling shareholders reserve the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase by a third party of common shares to be sold by the selling shareholders directly or through agents.  We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that act in connection with the sale of securities registered pursuant to this prospectus may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such underwriters, broker-dealers or agents and any profit on the resale of the securities sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. In no event shall any broker-dealer receive fees, commissions or mark-ups that, in the aggregate, would exceed 8% of the gross proceeds received by the selling shareholders for the sale of the common shares.

To the extent required, the shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates.  Regulation M’s prohibition on purchases may include purchases to cover short positions by the selling shareholders, and the selling shareholders’ failure to cover a short position at a lender’s request and subsequent purchases by the lender in the open market of shares to cover such short positions, may be deemed to constitute an inducement to buy shares, which is prohibited by Regulation M.

We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

DESCRIPTION OF SHARE CAPITAL

The following information describes our common shares and provisions of our bye-laws.  This description is only a summary.  You should also refer to our bye-laws, which were filed with the SEC as an exhibit to our Registration Statement on Form S-1, as initially filed with the SEC on September 17, 2007, subsequently amended and declared effective May 6, 2008.

We have an authorized share capital of $1 million, which is divided into 100,000,000 common shares, par value $0.01 per share. Our Board of Directors has recommended to our shareholders to authorize, at our 2009 Annual General Meeting of Shareholders on April 30, 2009, an increase in our authorized share capital to $1.5 million divided into 150,000,000 common shares, par value $0.01 per share.

As of April 7, 2009, there were 70,287,664 common shares outstanding held by 27 shareholders of record.  This figure does not represent the actual number of beneficial owners of our common shares because shares are frequently held in “street name” by securities dealers and others for the benefit of beneficial owners who may vote the shares.

Common Shares

Holders of common shares have no pre-emptive, redemption, conversion or sinking fund rights. Subject to the limitation on voting rights described below, holders of common shares are entitled to one vote per share on all matters submitted to a vote of holders of common shares. Most matters to be approved by holders of common shares require approval by a simple majority vote. Under our bye-laws, the holders of at least a majority of the common shares voting in person or by proxy at a meeting must generally approve an amalgamation with another company. The Companies Act 1981 of Bermuda (the “Companies Act”) provides that a resolution to remove our auditor before the expiration of its term of office must be approved by at least two-thirds of the votes cast at a meeting of our shareholders. The quorum for any meeting of our shareholders is two or more persons holding or representing a majority of the outstanding common shares on an unadjusted basis. Our board of directors has the power to approve our discontinuation from Bermuda to another jurisdiction. Under our bye-laws, the rights attached to any class of shares, common or preferred, may be varied with the consent in writing of the holders of at least a majority of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class.

In the event of our liquidation, dissolution or winding-up, the holders of shares are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares. All outstanding shares are fully paid and non-assessable. Authorized but unissued shares may, subject to any rights attaching to existing shares, be issued at any time and at the discretion of the board of directors without the approval of our shareholders, with such rights, preferences and limitations as the board may determine.

Limitation on Voting Rights

In general, and except as provided under our bye-laws and as provided below, the common shareholders have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, if, and so long as, the shares of a shareholder are treated as “controlled shares” (as determined pursuant to sections 957 and 958 of the Internal Revenue Code of 1986, as amended (the “Code”)) of any U.S. Person (that owns shares directly or indirectly through non-U.S. entities) and such controlled shares constitute 9.5% or more of the votes conferred by our issued shares, the voting rights with respect to the controlled shares owned by such U.S. Person will be limited, in the aggregate, to a voting power of less than 9.5%, under a formula specified in our bye-laws. The formula is applied repeatedly until the voting power of all 9.5% U.S. Shareholders has been reduced to less than 9.5%. In addition, our board may limit a shareholder’s voting rights when it deems it appropriate to do so to (i) avoid the existence of any 9.5% U.S. Shareholder; and (ii) avoid certain material adverse tax, legal or regulatory consequences to us, any of our subsidiaries or any direct or indirect shareholder or its affiliates. “Controlled shares” include, among other things, all shares that such U.S. Person is deemed to own directly, indirectly or constructively (within the meaning of section 958 of the Code). The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately amongst other shareholders whose shares were not “controlled shares” of the 9.5% U.S. Shareholder so long as such reallocation does not cause any person to become a 9.5% U.S. Shareholder.

Under these provisions, certain shareholders may have their voting rights limited, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.5% limitation by virtue of their direct share ownership.

We are authorized to require any shareholder to provide information as to that shareholder’s beneficial share ownership, the names of persons having beneficial ownership of the shareholder’s shares, relationships with other shareholders or any other facts the directors may deem relevant to a determination of the number of common shares attributable to any person. If any holder fails to respond to this request or submits incomplete or inaccurate information, we may, in our sole discretion, eliminate the shareholder’s voting rights. Pursuant to our bye-laws, a shareholder must give notice within ten days of the date the shareholder acquires actual knowledge that it is the direct or indirect holder of controlled shares of 9.5% or more of the voting power of all our issued and outstanding shares. No shareholder will be liable to any other shareholder or to us for any losses or damages resulting from the shareholder’s failure to respond to, or submission of incomplete or inaccurate information in response to, a request from us for information as to the shareholder’s beneficial share ownership or from the shareholder’s failure to give the notice described in the previous sentence. All information provided by the shareholder will be treated by us as confidential information and will be used by us solely for the purpose of establishing whether any 9.5% U.S. Shareholder exists (except as otherwise required by applicable law or regulation).

If Maiden Holdings is required or entitled to vote at an annual or special general meeting (or to act by unanimous written consent in lieu of a general meeting) of any directly held non-U.S. subsidiary (including Maiden Insurance), the Maiden Holdings directors would refer the subject matter of the vote to the Maiden Holdings shareholders and seek direction from such shareholders as to how the Maiden Holdings directors should vote on the resolution proposed by the non-U.S. subsidiary. In such cases, the voting rights of Maiden Holdings’ shareholders will be subject to the same restriction on voting power as set forth above. Substantially similar provisions are contained in the bye-laws (or equivalent governing documents) of the non-U.S. subsidiaries.

Restrictions on Transfer, Issuance and Repurchase

Our directors may decline to register the transfer of any shares if they have reason to believe that such transfer may expose us or any direct or indirect shareholder or its affiliates to non-de minimis adverse tax, legal or regulatory consequences in any jurisdiction. Similarly, we could be restricted from issuing or repurchasing shares if our directors believe that such issuance or repurchase may result in a non-de minimis adverse tax, legal or regulatory consequence to us or any direct or indirect shareholder or its affiliates.

Our directors also may, in their absolute discretion, decline to register the transfer of any shares if they have reason to believe that registration of the transfer under the Securities Act or under any U.S. state securities laws or under the laws of any other jurisdiction is required and such registration has not been duly effected. In addition, our directors may decline to approve or register a transfer of shares unless all applicable consents, authorizations, permissions or approvals of any governmental body or agency in Bermuda, the United States or any other applicable jurisdiction required to be obtained prior to such transfer shall have been obtained.

We are authorized to request information from any holder or prospective acquirer of shares as necessary to give effect to the transfer, issuance and repurchase restrictions described above, and may decline to effect any transaction if complete and accurate information is not received as requested.

Conyers Dill & Pearman, our Bermuda counsel, has advised us that while the precise form of the restrictions on transfer contained in our bye-laws is untested, as a matter of general principle, restrictions on transfers are enforceable under Bermuda law and are not uncommon. A proposed transferee will be permitted to dispose of any shares purchased that violate the restrictions and as to the transfer of which registration is refused. The proposed transferor of those shares will be deemed to own those shares for dividend, voting and reporting purposes until a transfer of such shares has been registered on our shareholders register.

If the directors refuse to register a transfer for any reason, they must notify the proposed transferor and transferee within 30 days of such refusal. Our bye-laws also provide that our board of directors may suspend the registration of transfers for any reason and for such periods as it may determine, provided that it may not suspend the registration of transfers for more than 45 days in any period of 365 consecutive days.

The voting restrictions and restrictions on transfer described above may have the effect of delaying, deferring or preventing a change in control of Maiden Holdings.

Bye-laws

Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our bye-laws provide that shareholders may only remove a director for cause prior to the expiration of that director’s term at a meeting of shareholders at which a majority of the holders of shares voting thereon vote in favor of that action.

Our bye-laws may only be amended by a resolution adopted by the board of directors and by resolution of the shareholders.

Transfer Agent

Our registrar and transfer agent for the shares is American Stock Transfer & Trust Company.

Listing

Our common shares are listed on the NASDAQ Global Select Market under the symbol “MHLD.”

Differences in Corporate Law

The Companies Act differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us, which differ in certain respects from provisions of Delaware corporate law, which is the law that governs many U.S. public companies. The following statements are summaries, and do not purport to deal with all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors

Under Bermuda law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest; and

•	a duty to exercise powers for the purpose for which such powers were intended.

The Companies Act imposes a duty on directors and officers of a Bermuda company:

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.

The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officer. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in the right of Maiden Holdings, against any director or officer of us for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that arise out of fraud or dishonesty on the part of such director or officer.

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders.

The duty of care requires that directors act in an informed and deliberative manner and inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders.

A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions, and their business judgments will not be second-guessed. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Dividends

Bermuda law does not permit payment of dividends or distributions of contributed surplus by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or that the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda insurance laws and regulatory constraints.

Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Mergers and Similar Arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Under our bye-laws, we may, with the approval of at least majority of the votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with a body incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and the holders of a majority of the outstanding shares entitled to vote thereon. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that the stockholder would otherwise receive in the transaction. Delaware law does not provide stockholders of a corporation with voting or appraisal rights when the corporation acquires another business through the issuance of its stock or other consideration (i) in exchange for the assets of the business to be acquired; (ii) in exchange for the outstanding stock of the corporation to be acquired; (iii) in a merger of the corporation to be acquired with a subsidiary of the acquiring corporation; or (iv) in a merger in which the corporation’s certificate of incorporation is not amended and the corporation issues less than 20% of its common stock outstanding prior to the merger.

Takeovers

Bermuda law provides that where an offer is made for shares of another company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer (other than shares held by or for the offeror or its subsidiaries) accept, the offeror may by notice require the nontendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The test is one of fairness to the body of the shareholders and not to individuals and the burden is on the dissenting shareholder to prove unfairness, not merely that the scheme is open to criticism. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Interested Directors

Bermuda law provides that if a director has a personal interest in a transaction to which the company is also a party and if the director discloses the nature of this personal interest at the first opportunity, either at a meeting of directors or in writing to the directors, then the company will not be able to declare the transaction void solely due to the existence of that personal interest and the director will not be liable to the company for any profit realized from the transaction. In addition, Bermuda law and our bye-laws provide that, after a director has made the declaration of interest referred to above, he is allowed to be counted for purposes of determining whether a quorum is present and to vote on a transaction in which he has an interest, unless disqualified from doing so by the chairman of the relevant board meeting. Under Delaware law such transaction would not be voidable if (i) the material facts as to such interested director’s relationship or interests are disclosed to or are known by the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed to or are known by the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Shareholder’s Suit

The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in the right of Maiden Holdings, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except with respect to any fraud or dishonesty of such director or officer. Class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Indemnification of Directors and Officers

Our bye-laws indemnify our directors and officers in their capacity as such in respect of any loss arising or liability attaching to them by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which a director or officer may be guilty in relation to us other than in respect of his own fraud or dishonesty, which is the maximum extent of indemnification permitted under the Companies Act. Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (i) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors. In addition, we have entered into indemnification agreements with our directors and officers.

Inspection of Corporate Records

Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda, which includes our memorandum of association (including our objects and powers) and alterations to our memorandum of association, including any increase or reduction of our authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and our audited financial statements, which must be presented to the annual general meeting of shareholders. Our register of shareholders is also open to inspection by shareholders and to members of the public without charge. We are required to maintain a share register in Bermuda but may establish a branch register outside Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Enforcement of Judgments and Other Matters

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce (i) judgments of U.S. courts obtained in actions against us or our directors and officers who may reside outside the United States, as well as the experts named in this prospectus who reside outside the United States, predicated upon the civil liability provisions of the U.S. federal securities laws and (ii) original actions brought in Bermuda against us or our directors and officers, as well as the experts named in this prospectus who reside outside the United States predicated solely upon U.S. federal securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies available under the U.S. federal securities laws, would not be allowed in Bermuda courts as contrary to Bermuda’s public policy.

Registration Rights

Purchasers in the January 20, 2009 Private Offering

On January 20, 2009, we completed a private placement of 260,000 Units, each Unit consisting of $1,000 principal amount of Trust Preferred Securities of Maiden Capital Financing Trust, a trust established by Maiden NA, and 45 of our common shares.  In connection with the private placement, we entered into a purchase agreement with the selling shareholders named under the “Selling Shareholders” section of this prospectus, pursuant to which we filed a registration statement on Form S-1, of which this prospectus is a part, to register under the Securities Act the sale by the selling shareholders of all of our common shares they acquired in the private placement. These registration rights are subject to certain conditions and limitations. We are generally required to bear all of the expenses of this registration, except underwriting discounts and selling commissions. The sale of any of our common shares by the selling shareholders pursuant to the registration statement would result in those common shares becoming freely tradable without restriction under the Securities Act.  We agreed to indemnify the selling shareholders for certain violations of U.S. federal or state securities laws in connection with any registration statement filed pursuant to these registration rights under which the selling shareholders sell their common shares.

Founding Shareholders’ Registration Rights

We entered into a registration rights agreement with our Founding Shareholders, pursuant to which we agreed to register the 7,800,000 common shares they have purchased from us, together with the 4,050,000 of our common shares issuable upon the exercise of the warrants we granted to our Founding Shareholders in connection with our formation and capitalization. These registration rights are subject to certain conditions and limitations and include, subject to certain limitations, the right to participate in future registered offerings of our common shares and the right to request on not more than two occasions that we register a portion or all of their shares. We are generally required to bear all of the expenses of the registration, except underwriting discounts and selling commissions. We agreed to indemnify our Founding Shareholders for certain violations of U.S. federal or state securities laws in connection with any registration statement filed pursuant to these registration rights under which our Founding Shareholders sell their common shares.

MATERIAL TAX CONSIDERATIONS

The following summary of our taxation and the taxation of our shareholders is based upon current law and is for general information only. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.

The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (i) “Taxation of Maiden Holdings and Maiden Insurance — Bermuda” and “Taxation of Shareholders — Bermuda Taxation” is based upon the advice of Conyers Dill & Pearman, our Bermuda counsel, (ii) “Taxation of Maiden Holdings and Maiden Insurance — United States” and “Taxation of Shareholders — United States Taxation” is based upon the advice of Edwards Angell Palmer & Dodge LLP, Boston, Massachusetts, and (iii) “Taxation of Maiden Holdings and Maiden Insurance — United Kingdom” is based upon the advice of Edwards Angell Palmer & Dodge UK LLP, London, United Kingdom. The advice of such firms does not include any factual or accounting matters, determinations or conclusions including amounts and computations of RPII (as defined below) and amounts or components thereof or facts relating to our business or activities and is premised on the accuracy of the assumptions contained herein and the factual statements and representations made to such firms. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to us or holders of our shares. The tax treatment of a holder of our shares, or of a person treated as a holder of our shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained herein as to the beliefs, expectations, intentions and conditions of Maiden Holdings and Maiden Insurance as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF OWNING THE SHARES.

Taxation of Maiden Holdings and Maiden Insurance

Bermuda

Under current Bermuda law, there is no income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. Maiden Holdings and Maiden Insurance have each received from the Minister of Finance under The Exempted Undertaking Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance, then the imposition of any such tax shall not be applicable to Maiden Holdings and Maiden Insurance or to any of their operations or their shares, debentures or other obligations, until March 28, 2016. Maiden Holdings and Maiden Insurance could be subject to taxes in Bermuda after that date. This assurance is subject to the proviso that it is not to be construed so as to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda or to prevent the application of any tax payable in accordance with the provisions of the Land Tax Act 1967 or otherwise payable in relation to any property leased to Maiden Holdings and Maiden Insurance. Maiden Holdings and Maiden Insurance each pay annual Bermuda government fees, and Maiden Insurance pays annual insurance license fees. In addition, all entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government.

United States

The following discussion is a summary of material U.S. tax considerations relating to our operations. A non-U.S. corporation that is engaged in the conduct of a U.S. trade or business will be subject to U.S. federal income tax as described below, unless entitled to the benefits of an applicable tax treaty. Our subsidiary, Maiden NA, will file a U.S. tax return as to the operations of it and its subsidiaries. Whether business is being conducted in the United States is an inherently factual determination. However, (i) because there is considerable uncertainty as to activities which constitute being engaged in a trade or business within the United States, (ii) a significant portion of Maiden Insurance’s business will be reinsurance of AmTrust’s insurance subsidiaries and reinsurance of subsidiaries of Maiden NA and, if we are unable to retain customers of Maiden Re, Maiden Insurance may not be able to expand its reinsurance business beyond its agreement with AmTrust, (iii) Maiden Insurance has entered into a brokerage services agreement with IGI Inc. (an AmTrust subsidiary that provides brokerage services in the United States), (iv) our Chairman of the Board is AmTrust’s President and Chief Executive Officer, and certain of our executive officers or directors and former executive officers are also either executive officers of AmTrust or related to directors of AmTrust, including (a) our former interim Chief Financial Officer for part of 2007 was at the time and is AmTrust’s Chief Financial Officer, (b) our former Chief Executive Officer is currently an executive officer of AmTrust, and (c) one of our directors is related to two directors of AmTrust and a significant shareholder of AmTrust and is employed by a company controlled by the majority shareholders of AmTrust, (v) we will have an asset management agreement with a subsidiary of AmTrust and may also have additional contractual relationships with AmTrust in the future, and (vi) the activities conducted outside the United States related to Maiden Insurance’s start-up were limited, we cannot be certain that the IRS will not contend successfully that we are engaged in a trade or business in the U.S. A non-U.S. corporation deemed to be so engaged would be subject to U.S. federal income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a non-U.S. corporation is generally entitled to deductions and credits only if it files a U.S. federal income tax return. Maiden Insurance intends to file protective U.S. federal income tax returns. The highest marginal federal income tax rates currently are 35% for a corporation’s effectively connected income and 30% for the additional “branch profits” tax.

If Maiden Insurance is entitled to benefits under the income tax treaty between the United States and Bermuda, which we refer to as the Bermuda Treaty, Maiden Insurance would not be subject to U.S. federal income tax on any income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. Maiden Insurance currently intends to conduct its activities so that it does not have a permanent establishment in the United States, although we cannot be certain that we will achieve this result.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (i) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (ii) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. We cannot be certain that Maiden Insurance will be eligible for Bermuda Treaty benefits immediately following this offering or in the future because of factual and legal uncertainties regarding the residency and citizenship of Maiden Holdings’ shareholders. Maiden Holdings would not be eligible for treaty benefits because it is not an insurance company. Accordingly, Maiden Holdings and Maiden Insurance have conducted and intend to conduct substantially all of their operations outside the United States and to limit their U.S. contacts, other than as noted above, so that Maiden Holdings and Maiden Insurance can mitigate the risk that they would be treated as engaged in the conduct of a trade or business in the United States.

Non-U.S. insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of U.S. risk insured or reinsured by such companies. If Maiden Insurance is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of Maiden Insurance’s investment income to U.S. federal income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If Maiden Insurance is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of Maiden Insurance’s investment income could be subject to U.S. federal income tax.

Non-U.S. corporations not engaged in a trade or business in the United States are nonetheless subject to a U.S. income tax imposed by withholding on certain “fixed or determinable annual or periodic gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties. The Bermuda Treaty does not reduce the U.S. federal withholding rate on U.S.-sourced investment income.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to non-U.S. insurers or reinsurers (the “FET”) (i) with respect to risks of a U.S. entity or individual located wholly or partly within the United States and (ii) with respect to risks of a non-U.S. entity or individual engaged in a trade or business in the United States which are located within the United States (“U.S. Situs Risks”). The rates of tax applicable to premiums paid to Maiden Insurance are 4% for direct casualty insurance premiums and 1% for reinsurance premiums.

The IRS, in Revenue Ruling 2008-15, has formally announced its position that the FET is applicable (at a 1% rate on premiums) to all reinsurance cessions or retrocessions of risks by non-U.S. insurers or reinsurers to non-U.S. reinsurers where the underlying risks are U.S. Situs Risks, even if the FET has been paid on prior cessions of the same risks. The legal and jurisdictional basis for, and the method of enforcement of, the IRS' position is unclear. Maiden Insurance has not determined if the FET should be applicable with respect to risks ceded to it by, or by it to, a non-U.S. insurance company. If the FET is applicable, it should apply at a 1% rate on premium for all U.S. Situs Risks ceded to Maiden Insurance by a non-U.S. insurance company, or by Maiden Insurance to a non-U.S. insurance company, even though the FET also applies at a 1% rate on premium ceded to Maiden Insurance with respect to such risks.

With respect to related party cross border reinsurance, section 845 of the Code allows the IRS to allocate income, deductions, assets, reserves, credits and any other items related to a reinsurance agreement among certain related parties to the reinsurance agreement, or in circumstances where one party is an agent of the other, recharacterize such items, or make any other adjustment, in order to reflect the proper source, character or amount of the items for each party. In addition, if a reinsurance contract has a significant tax avoidance effect on any party to the contract, the IRS may make adjustments with respect to such party to eliminate the tax avoidance effect. No regulations have been issued under section 845 of the Code. Accordingly, the application of such provisions to us is uncertain and we cannot predict what impact, if any, such provisions may have on us.  It is also possible that legislation may be enacted that has a negative impact on the tax treatment of related party cross-border reinsurance with respect to U.S. Situs Risks.

United Kingdom

A company which is resident in the UK for UK corporation tax purposes is subject to UK corporation tax in respect of its worldwide income and gains. Neither Maiden Holdings nor Maiden Insurance is incorporated in the UK. Nevertheless, Maiden Holdings or Maiden Insurance would be treated as being resident in the UK for UK corporation tax purposes if its central management and control were exercised in the UK. The concept of central management and control is indicative of the highest level of control of a company’s affairs, which is wholly a question of fact. The directors and officers of both Maiden Holdings and Maiden Insurance intend to manage their affairs so that both companies are resident in Bermuda, and not resident in the UK, for UK tax purposes. However, Her Majesty’s Revenue & Customs could challenge our tax residence status.

A company which is not resident in the UK for UK corporation tax purposes can nevertheless be subject to UK corporation tax at the rate of 28% if it carries on a trade in the UK through a permanent establishment in the UK, but the charge to UK corporation tax is broadly limited to profits (including income profits and chargeable gains) attributable directly or indirectly to such permanent establishment. Broadly, a company will have a permanent establishment in the UK if it has a fixed place of business in the UK through which the business of the company is wholly or partly carried on or if an agent acting on behalf of the company habitually exercises authority in the UK to do business on behalf of the company.

The directors and officers of Maiden Insurance intend to operate the business of Maiden Insurance in such a manner that it does not carry on a trade in the UK through a permanent establishment in the UK. Nevertheless, as there can be considerable uncertainty as to the activities which constitute carrying on a trade in the UK through a permanent establishment in the UK, Her Majesty’s Revenue & Customs might contend successfully that Maiden Insurance is trading in the UK through such an establishment.

The UK has no income tax treaty with Bermuda. Companies that are neither resident in the UK nor entitled to the protection afforded by a double tax treaty between the UK and the jurisdiction in which they are resident may be exposed to income tax in the UK (other than by deduction or withholding), at the basic rate of 20%, on the profits of a trade carried on in the UK even where that trade is not carried on through a permanent establishment in the UK. The directors and officers of Maiden Insurance intend to operate the business in such a manner that Maiden Insurance will not fall within the charge to income tax in the UK (other than by way of deduction or withholding) in this respect.

If either Maiden Holdings or Maiden Insurance were treated as being resident in the UK for UK corporation tax purposes, or if Maiden Insurance was treated as carrying on a trade in the UK, whether through a permanent establishment or otherwise, the results of the Group’s operations could be materially adversely affected.

Taxation of Shareholders

Bermuda Taxation

Currently, there is no Bermuda income, corporate or profits tax or withholding tax, capital gains tax or capital transfer tax, estate or inheritance tax or other tax payable by holders of our shares, other than shareholders ordinarily resident in Bermuda, if any.

United States Taxation

The following summary sets forth the material U.S. federal income tax considerations related to the ownership and disposition of our shares. Unless otherwise stated, this summary deals only with shareholders that are U.S. Persons (as defined below) who acquire our shares through this offering, who do not own (directly, indirectly through non-U.S. entities or “constructively”) shares of Maiden Holdings or Maiden Insurance prior to this offering and who hold their shares as capital assets within the meaning of section 1221 of the Code. The following discussion is only a discussion of the material U.S. federal income tax matters as described herein and does not purport to address all of the U.S. federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder’s specific circumstances. In addition, except as disclosed below, the following summary does not address the U.S. federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, dealers or traders in securities, tax exempt organizations, expatriates, investors in pass-through entities, persons who are considered with respect to either Maiden Holdings or Maiden Insurance as “United States shareholders” for purposes of the CFC rules of the Code (generally, a U.S. Person, as defined below, who owns, directly, indirectly through foreign entities or constructively, 10% or more of the total combined voting power of all classes of Maiden Holdings or Maiden Insurance shares entitled to vote (a “10% U.S. Shareholder”)), or persons who hold their shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code. This discussion is based upon the Code, the Treasury Regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not include any description of the tax laws of any state or local governments within the United States or of any non-U.S. government and does not discuss the effect of the alternative minimum tax. Persons considering making an investment in our shares should consult their own tax advisors concerning the application of the U.S. federal tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction prior to making such investment.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our shares, the tax treatment of the partners will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

For purposes of this discussion, the term “U.S. Person” means: (i) an individual citizen or resident of the United States, (ii) a partnership or corporation created or organized in or under the laws of the United States, or under the laws of any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if either (x) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. Persons have the authority to control all substantial decisions of such trust or (y) the trust has a valid election in effect to be treated as a U.S. Person for U.S. federal income tax purposes or (v) any other person or entity that is treated for U.S. federal income tax purposes as if it were one of the foregoing.

Taxation of Distributions. Subject to the discussions below relating to the potential application of the CFC, RPII and PFIC rules, cash distributions made with respect to our shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Maiden Holdings (as computed using U.S. tax principles). To the extent such distributions exceed Maiden Holdings’ earnings and profits, they will be treated first as a return of the shareholder’s basis in their shares to the extent thereof, and then as gain from the sale of a capital asset. Dividends paid by us to corporate holders will not be eligible for the dividends-received deduction. Since our common shares have been approved for listing on the NASDAQ Global Select Market, we believe dividends paid by us on our common shares before 2011 to non-corporate holders will be eligible for reduced rates of tax up to a maximum of 15% as qualified dividend income, provided that we are not a PFIC and certain other requirements, including stock holding period requirements, are satisfied.

CFC Considerations. Each 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and who owns shares in the CFC, directly or indirectly through non-U.S. entities, on the last day of the CFC’s taxable year, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. “Subpart F income” of a non-U.S. insurance corporation typically includes foreign personal holding company income (such as interest, dividends and other types of passive income), as well as insurance and reinsurance income (including underwriting and investment income). A non-U.S. corporation is considered a CFC if 10% U.S. Shareholders own (directly, indirectly through non-U.S. entities or by attribution by application of the constructive ownership rules of section 958(b) of the Code (that is, “constructively”)) more than 50% of the total combined voting power of all classes of voting stock of such non-U.S. corporation, or more than 50% of the total value of all stock of such corporation on any day of the taxable year of such corporation, which we refer to as the 50% CFC Test. For purposes of taking into account insurance income, a CFC also includes a non-U.S. insurance company in which more than 25% of the total combined voting power of all classes of stock or more than 25% of the total value of all stock is owned (directly, indirectly through non-U.S. entities or constructively) by 10% U.S. Shareholders on any day of the taxable year of such corporation, which we refer to as the 25% CFC Test, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts (other than certain insurance or reinsurance related to same country risks written by certain insurance companies not applicable here) exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. Moreover, Maiden Insurance may be characterized as a CFC even if, based on the nominal voting power attributable to its shares, it avoids CFC characterization under the 50% CFC Test in the case of Maiden Holdings and the 25% CFC Test in the case of Maiden Insurance if, based on the facts and circumstances, U.S. Persons who are not 10% U.S. Shareholders based on the nominal voting power attributable to the shares of Maiden Holdings or Maiden Insurance owned by such U.S. Persons exercise control over Maiden Holdings or Maiden Insurance disproportionate to their nominal voting power in such a manner that Maiden Holdings or Maiden Insurance should be considered a CFC under the 50% CFC Test or 25% CFC Test, as applicable.

We believe, subject to the discussion below, that after the closing of this offering, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power (these provisions are described in “Description of Share Capital”) and other factors, no U.S. Person who acquires our shares in this offering directly or indirectly through non-U.S. entities and that did not own (directly, indirectly through non-U.S. entities, or “constructively”) shares of Maiden Holdings or Maiden Insurance prior to this offering should be treated as owning (directly, indirectly through non-U.S. entities or “constructively”) 10% or more of the total voting power of all classes of shares of Maiden Holdings or Maiden Insurance. However, the IRS could challenge the effectiveness of the provisions in our organizational documents and a court could sustain such a challenge. Accordingly, no assurance can be given that a U.S. Person who owns our shares will not be characterized as a 10% U.S. Shareholder.

The RPII CFC Provisions. The following discussion generally is applicable only if either the 20% Gross Income Exception (as defined below) or the 20% Ownership Exception (as defined below) is not met. The following discussion generally would not apply for any tax year in which Maiden Insurance meets the 20% Gross Income Exception or the 20% Ownership Exception. Although we cannot be certain, we believe that Maiden Insurance should meet either the 20% Ownership Exception or the 20% Gross Income Exception for each tax year for the foreseeable future.

RPII is any insurance income (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a RPII shareholder (as defined below) or a related person (as defined below) to such RPII shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the portions of the Code relating to insurance companies if the income were the income of a domestic insurance company. The term “RPII shareholder” means any U.S. Person who owns (directly or indirectly through non-U.S. entities) any amount of Maiden Holdings’ or Maiden Insurance’s shares. Generally, the term “related person” for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% in value or more than 50% in voting power of stock applying certain constructive ownership principles. A corporation’s pension plan is ordinarily not a related person with respect to the corporation unless the pension plan owns, directly or indirectly through the application of certain constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation. Maiden Insurance will be treated as a CFC under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through non-U.S. entities or constructively) 25% or more of the shares of Maiden Insurance by vote or value.

RPII Exceptions. The special RPII rules do not apply to Maiden Insurance if (i) direct and indirect insureds and persons related to such insureds, whether or not U.S. Persons, are treated as owning (directly or indirectly through entities) less than 20% of the voting power and less than 20% of the value of the shares of Maiden Insurance, which we refer to as the 20% Ownership Exception, (ii) RPII, determined on a gross basis, is less than 20% of the gross insurance income of Maiden Insurance for the taxable year, which we refer to as the 20% Gross Income Exception, (iii) Maiden Insurance elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meet certain other requirements or (iv) Maiden Insurance elects to be treated as a U.S. corporation and waives all treaty benefits and meets certain other requirements. Maiden Insurance does not intend to make these elections. Where none of these exceptions applies to Maiden Insurance, each U.S. Person owning directly or indirectly through non-U.S. entities, any shares in Maiden Holdings (and therefore indirectly, in Maiden Insurance) on the last day of Maiden Insurance’s taxable year will be required to include in its gross income for U.S. federal income tax purposes its share of the RPII of Maiden Insurance for the portion of the taxable year during which Maiden Insurance was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such U.S. Persons at that date, but limited by each such U.S. Person’s share of Maiden Insurance’s current-year earnings and profits as reduced by the U.S. Person’s share, if any, of certain prior-year deficits in earnings and profits. Maiden Insurance intends to operate in a manner that is intended to ensure that it qualifies for either the 20% Gross Income Exception or the 20% Ownership Exception; however, it is possible that we will not be successful in qualifying under these exceptions.

Computation of RPII. In order to determine how much RPII Maiden Insurance has earned in each taxable year (for purposes of providing this information to RPII shareholders), Maiden Insurance may obtain and rely upon information from its insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through non-U.S. entities) shares of Maiden Insurance and are U.S. Persons. Maiden Insurance may not be able to determine whether any of its underlying direct or indirect insureds are RPII shareholders or related persons to such RPII shareholders. Consequently, Maiden Insurance may not be able to determine accurately the gross amount of RPII it earns in a given taxable year or whether either the 20% Gross Income Exception or the 20% Ownership Exception is met. For any year in which the 20% Ownership Exception does not apply and the 20% Gross Income Exception is not met, Maiden Holdings may also seek information from its shareholders as to whether beneficial owners of Maiden Insurance shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons; to the extent Maiden Holdings is unable to determine whether a beneficial owner of Maiden Insurance shares is a U.S. Person, Maiden Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all known RPII shareholders.

If, as expected, Maiden Insurance meets the 20% Ownership Exception or 20% Gross Income Exception for a taxable year, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includible in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to U.S. Persons. Every RPII shareholder who directly or indirectly owns shares of Maiden Insurance on the last day of any taxable year of Maiden Insurance in which the 20% Ownership Exception does not apply to Maiden Insurance and the 20% Gross Income Exception is not met should expect that for such year the RPII Shareholder will be required to include in gross income its share of Maiden Insurance’s RPII for the portion of the taxable year during which Maiden Insurance was a CFC under the RPII provisions, whether or not distributed, even though such shareholders may not have owned the shares throughout such period. A RPII shareholder who owns Maiden Insurance shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of Maiden Insurance’s RPII.

Uncertainty as to Application of RPII. The RPII provisions have never been interpreted by the courts or the U.S. Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. It is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the U.S. Treasury Department to prescribe “such regulations as may be necessary to carry out the purpose of this subsection including ... regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” Accordingly, the meaning of the RPII provisions and the application thereof to Maiden Insurance is uncertain. In addition, we cannot be certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investors considering an investment in our shares should consult his tax advisor as to the effects of these uncertainties.

Basis Adjustments. A U.S. shareholder’s tax basis in its shares will be increased by the amount of any subpart F income, including any RPII, included in income by the U.S. shareholder. Any distributions made by Maiden Holdings out of previously taxed subpart F income, including RPII income, will be exempt from further U.S. income tax in the hands of the U.S. shareholder. The U.S. shareholder’s tax basis in its shares will be reduced by the amount of any distributions by Maiden Holdings that are excluded from income under this rule.

Information Reporting. Under certain circumstances, U.S. Persons who own (directly or indirectly) shares in a non-U.S. corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required by (i) a person who is treated as a RPII shareholder, (ii) a 10% U.S. Shareholder of a non-U.S. corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the non-U.S. corporation, and who owned the stock on the last day of that year and (iii) under certain circumstances, a U.S. Person who acquires stock in a non-U.S. corporation and as a result thereof owns 10% or more of the voting power or value of such non-U.S. corporation, whether or not such non-U.S. corporation is a CFC. For any taxable year in which Maiden Holdings determines that the 20% Gross Income Exception is not met and the 20% Ownership Exception does not apply, Maiden Holdings will provide to all U.S. Persons registered as shareholders of its shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders. Tax-exempt entities will generally be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII shareholder also must file IRS Form 5471 in the circumstances described above.

Dispositions of Shares. Subject to the discussions below relating to the potential application of the Code section 1248 and PFIC rules, U.S. holders of our shares generally should recognize capital gain or loss for U.S. federal income tax purposes on the sale, exchange or other disposition of our shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for the shares exceeds one year, any gain will be subject to tax at a current maximum marginal tax rate of 15% for individuals and certain other non-corporate shareholders and 35% for corporations. Moreover, gain, if any, generally will be U.S. source gain and will generally constitute “passive income” for foreign tax credit limitation purposes.

Code section 1248 provides that if a U.S. Person sells or exchanges stock in a non-U.S. corporation and such person owned, directly, indirectly through certain non-U.S. entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). We believe that, because of the anticipated dispersion of our share ownership, provisions in our organizational documents that limit voting power and other factors, no U.S. Person who acquires shares in this offering directly or indirectly through non-U.S. entities and that did not own (directly, indirectly through non-U.S. entities, or “constructively”) shares of Maiden Holdings prior to this offering should be treated as owning (directly, indirectly through non-U.S. entities or “constructively”) 10% or more of the total voting power of all classes of shares of Maiden Holdings; to the extent this is the case, the application of Code section 1248 under the regular CFC rules should not apply to dispositions of our shares. It is possible, however, that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge. A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, Maiden Holdings will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form.

Code section 1248 also applies to the sale or exchange of shares in a non-U.S. corporation if the non-U.S. corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% U.S. Shareholder or whether the 20% Gross Income Exception is met or the 20% Ownership Exception applies. Existing proposed regulations do not address whether Code section 1248 would apply if a non-U.S. corporation is not a CFC but the non-U.S. corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. We believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of our shares because Maiden Holdings will not be directly engaged in the insurance business. We cannot be certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the U.S. Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of our shares. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of our shares.

Passive Foreign Investment Companies. In general, a non-U.S. corporation will be a PFIC during a given year if (i) 75% or more of its gross income constitutes “passive income,” or the “75% test” or (ii) 50% or more of its assets produce (or are held for the production of) passive income, or the “50% test”. A non-U.S. corporation will not be treated as a PFIC, however, for its first taxable year in which it has gross income (“Start-up Year”), provided (i) no “predecessor” of the non-U.S. corporation was a PFIC, (ii) it can be established that the non-U.S. corporation will not be a PFIC for either of the first two taxable years following the Start-up Year and (iii) the non-U.S. corporation is not a PFIC for either of such two years.

If Maiden Holdings were characterized as a PFIC during a given year, each U.S. Person holding our shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an “excess distribution” with respect to, their shares, unless such person is a 10% U.S. Shareholder in a taxable year in which Maiden Holdings is a CFC or made a “qualified electing fund election.” It is uncertain that Maiden Holdings would be able to provide its shareholders with the information necessary for a U.S. Person to make a qualified electing fund election. In addition, if Maiden Holdings were considered a PFIC, upon the death of any U.S. individual owning shares, such individual’s heirs or estate would not be entitled to a “step-up” in the basis of their shares that might otherwise be available under U.S. federal income tax laws. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to the generally applicable U.S. federal income tax and an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder’s period of ownership. In addition, a distribution paid by a PFIC to U.S. shareholders that is characterized as a dividend and is not characterized as an excess distribution would not be eligible for a reduced rate of tax as qualified dividend income.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income “derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business ... is not treated as passive income.” The PFIC provisions also contain a look-through rule under which a non-U.S. corporation shall be treated as if it “received directly its proportionate share of the income ...” and as if it “held its proportionate share of the assets ...” of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule, Maiden Holdings should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of Maiden Insurance for purposes of the 75% test and the 50% test. We expect that the income and assets of Maiden Holdings other than the income generated by Maiden Insurance and the assets held by Maiden Insurance will be de minimis in each year of operations with respect to the overall income and assets of Maiden Holdings and Maiden Insurance.

The insurance income exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. We expect, for purposes of the PFIC rules, that Maiden Insurance will be predominantly engaged in the active conduct of an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations. Accordingly, the Insurance Company Exception should apply to Maiden Insurance, and none of the income or assets of Maiden Insurance should be treated as passive. As a result, based upon the look-through rule, we believe that Maiden Holdings should not be and we currently do not expect Maiden Holdings should be treated as a PFIC, however, we cannot assure that the IRS will not successfully conclude otherwise. Further, we cannot be certain that we will not be characterized as a PFIC, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming. Prospective investors should consult their tax advisor as to the effects of the PFIC rules.

The IRS, in Revenue Ruling 2005-40, took the position that a transaction between an insurer and an insured did not provide risk distribution, and thus did not constitute insurance for U.S. federal income tax purposes, when the insured provided over 90% of the insurer’s premiums for the year. We do not believe that IRS would attempt to apply such a rule to quota share reinsurance transactions in which the ceding company cedes a significant number of unrelated risks to the reinsurer, even if the ceding company provided substantially all of the reinsurance business, nor do we believe the IRS would be successful if it took such a position. Nevertheless, if the IRS successfully asserted such a position and transactions between AmTrust and its affiliates on one hand and Maiden Insurance on the other hand were not considered insurance, Maiden Insurance likely would not qualify for the insurance income exception, in which case Maiden Holdings could be considered a PFIC. Further, it is possible that Maiden Insurance may not qualify for the insurance income exception to the PFIC rules for any taxable year in which its only business was the reinsurance of affiliates of AmTrust.

Foreign Tax Credit. If U.S. Persons own a majority of our shares, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by us (including any gain from the sale of shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder’s U.S. foreign tax credit limitations. We will consider providing shareholders with information regarding the portion of such amounts constituting foreign source income to the extent such information is reasonably available. It is also likely that substantially all of the subpart F income, RPII and dividends that are foreign source income will constitute either “passive” or “general” income. Thus, it may not be possible for most shareholders to utilize excess foreign tax credits to reduce U.S. tax on such income.

Information Reporting and Backup Withholding on Distributions and Disposition Proceeds. Information returns may be filed with the IRS in connection with distributions on our shares and the proceeds from a sale or other disposition of the shares unless the holder of the shares establishes an exemption from the information reporting rules. A holder of shares that does not establish such an exemption may be subject to U.S. backup withholding tax on these payments if the holder is not a corporation or non-U.S. Person or fails to provide its taxpayer identification number or otherwise comply with the backup withholding rules. The amount of any backup withholding from a payment to a U.S. Person will be allowed as a credit against the U.S. Person’s U.S. federal income tax liability and may entitle the U.S. Person to a refund, provided that the required information is furnished to the IRS.

Changes in U.S. Tax Law. The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether U.S. Persons would be required to include in their gross income the subpart F income or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

LEGAL MATTERS

The validity of the issuance of the common shares offered hereby has been passed upon for us by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements and schedules of Maiden Holdings, Ltd. and its subsidiaries as of December 31, 2008 and 2007 and for the year ended December 31, 2008 and for the period from May 31 2007 (inception) to December 31, 2007 and the financial statements of GMAC RE as of December 31, 2007 and 2006, and for each of the fiscal years ended December 31, 2007, 2006 and 2005 have been incorporated by reference herein and in the registration statement in reliance upon the report of BDO Seidman, LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS

We are incorporated under the laws of Bermuda and our business is based in Bermuda. In addition, some of our directors and officers may reside outside the United States, and all or a substantial portion of our assets will be and the assets of these persons are, and will continue to be, located in jurisdictions outside the United States. As such, it may be difficult or impossible for investors to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.

In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to Bermuda public policy. It is the advice of Conyers Dill & Pearman that an action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, would not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy.

WHERE YOU CAN FIND MORE INFORMATION

We file Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and other information with the SEC.  You may read and copy any document that we file at the SEC’s public reference room at 100 F Street, N.E., Washington D.C. 20549.  You can request copies of these documents by contacting the SEC and paying a fee for the copying cost.  Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference rooms.  Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the shares offered by this prospectus.  This prospectus is part of that registration statement, but as allowed by the SEC’s rules, it does not contain all of the information contained in the registration statement and the exhibits to the registration statement.  For further information about us and the common shares offered by this prospectus, we refer you to the registration statement and its exhibits and schedules, which may be obtained as described above.

The SEC allows us to “incorporate by reference” information contained in documents that we file with the SEC into this prospectus.  This means that we can disclose important information to you by referring you to those documents and that the information included in those documents is considered part of this prospectus. The following documents filed with the SEC (File No. 001-34042) are incorporated by reference into this prospectus, unless otherwise indicated:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 as filed on March 31, 2009;

•	Our Definitive Proxy Statement on Schedule 14A as filed on April 6, 2009; and

•
Our Current Reports on Form 8-K as filed on January 21, 2009 and January 26, 2009 and our Current Report on Form 8-K/A as filed on January 20, 2009 (except for any information furnished under Item 7.01 of any Current Report).

You may obtain copies of these filings, at no cost, through the Investor Relations section of our website (www.maiden.bm), and you may request copies of these filings, at no cost, by writing or telephoning us at:

48 Par-la-Ville Road, Suite 1141
Hamilton HM 11
Bermuda
(441) 292-7090
Attn:  Chief Financial Officer

Information contained on our web site that is not specifically incorporated by reference is not a part of this prospectus.